FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 24, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

23 May 2007

What:	All staff, from Rijkman Groenink
Where:	Sent by LoNo and posted on Group intranet site
When:	Thursday 24 May 2007

Subject:	Update on proposed merger with Barclays, other news

(This message has been sent to all ABN AMRO Group staff worldwide.)

Dear colleagues,

There have been some developments in the two weeks since I last wrote to you, and I'd like to update you on those now.

We issued a press release on 14 May with more details about the acquisition proposal from the consortium of Royal Bank of Scotland, Banco Santander and Fortis. This was formally at the request of the Dutch regulator, although we both share the same goal – making sure the process is as clear and transparent as possible for all involved. In writing to you today I want to help make sure that you all are also fully aware of what is going on.

Update on proposed merger with Barclays
As of today, the offer from Barclays remains the only one we've received and we continue to recommend it to our shareholders. Both the Managing Board and Supervisory Board believe a merger with Barclays would create one of the strongest and best-positioned banks in the world.

We announced yesterday in a press release that we've been making excellent progress with the regulatory steps required in order to proceed with the Barclays merger. Just to give you an idea, there are 108 authorities in 53 countries with whom a 'change of control filing' needs to be made, and consent is required from 55 of these authorities. We expect to have completed almost all of the relevant filings where a consent or notification is required by the end of May.

We also don't anticipate the combined company to have too-large a market share in any one market. We're in an advanced state of preparation with regulatory filings related to this and therefore don't expect it to have any impact on the proposed merger timetable, which remains as communicated in the press release of 23 April. We intend to publish offer documentation to shareholders in six weeks.

Another important date is 27 May, by which time the consortium is obligated to take the next step after it announced its intention to make an offer on 25 April. Dutch law dictates a requirement to provide more information within 30 days of an announcement of an intention to make an offer. The options are that the three banks announce the terms and conditions of an offer, ask for an extension or withdraw their intention.

External matters
As some of you know, I have withdrawn my candidacy for the position of Non-Executive Director at Royal Dutch Shell. Although it's an honour to be considered, I feel that the timing is inappropriate given the developments regarding the strategic future of the Group and the need for me to dedicate all my attention to ABN AMRO. I am pleased that the Board of Royal Dutch Shell has understood and accepted my decision.

23 May 2007

Feedback
In the past couple of weeks I have received personal messages from many of you expressing your support, voicing your concern, asking me challenging questions and providing me with good suggestions on the proposed merger and the process around it. I am truly encouraged by all these messages and I greatly value the effort you have taken to get in touch with me.

I try to respond to each message and I know that management in the BUs also does their best to keep the lines of dialogue open. I thank you all for your engagement and commitment and I reiterate my promise to keep you informed as completely and timely as possible.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4

which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: May 24, 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Secretary to the Managing Board